Average weighted shares for Fiscal Years 2006 and 2007

Quarter and Year	Shares	Weight	Weighted for quarter	Average for year

1st quarter 2006	32,287,451	0.25	8,071,863
2nd quarter 2006	35,787,451	0.25	8,946,863
3rd quarter 2006	40,787,451	0.25	10,196,863
end of year 2006	45,426,651	0.25	11,356,663	38,572,251

1st quarter 2007	49,896,651	0.25	12,474,163
2nd quarter 2007	62,346,651	0.25	15,586,663
3rd quarter 2007	62,346,651	0.25	15,586,663
end of year 2007	73,152,387	0.25	18,288,097	61,935,585